Exhibit 99.1

Battelle and Canopy Growth Announce Strategic Collaboration to Advance Cannabis Research

Cannabis leader has completed four federally legal shipments of cannabis to the United States to pursue advanced R&D work with Battelle

COLUMBUS, OH and SMITHS FALLS, ON, Nov. 27, 2018 /CNW/ - Battelle, the world's largest nonprofit research and development organization, and Canopy Growth Corporation ("Canopy Growth") (TSX: WEED) (NYSE: CGC), the world's largest diversified cannabis company, today announced the completion of multiple fully legal cannabis imports from Canada to the United States. Battelle and Canopy Growth will work together to advance knowledge surrounding cannabis in support of medical research and novel product development.

Canopy Growth and Battelle completed the rigorous federal approval process required to import cannabis products into the United States and since October 9th, the organizations have completed four product transfers to Battelle's secure research facilities pursuant to United States Drug Enforcement Agency approvals. For decades, Battelle scientists have been developing methods for testing a variety of controlled substances as well as employing analytical chemistry services for government and private industry.

Notably, product transfers have consisted of a variety of cannabis form factors, including dried cannabis and Canopy Growth's precisely dosed Softgel capsules.

"As more states, including Ohio, approve the use of medical cannabis to help individuals with certain illnesses, we believe that Battelle will be able to apply our rigorous and independent research and analysis to advance knowledge and improve safety in what is essentially uncharted territory," said Battelle President and CEO Lou Von Thaer. "We're pleased to work with Canopy Growth, a respected global leader in this emerging market."

"We're pleased to begin collaborating with a trusted institution of Battelle's reputation," said Mark Zekulin, President and Co-CEO of Canopy Growth. "This offers us a unique ability to advance standardization, intellectual property development and clinical research that can improve the understanding and legal application of cannabis and cannabinoids around the globe."

With a DEA Schedule I Researcher License and product obtained from the National Institute on Drug Abuse drug supply program, that is fully legal at the local, state and federal level, Battelle is already conducting research and development studies involving human subjects and smoking behavior at an East Coast research center.

Additional areas of research will now begin in earnest to build a robust knowledge base surrounding Canopy Growth's suite of cannabis products.

Here's to Future Growth.

About Battelle
Every day, the people of Battelle apply science and technology to solving what matters most. At major technology centers and national laboratories around the world, Battelle conducts research and development, designs and manufactures products, and delivers critical services for government and commercial customers. Headquartered in Columbus, Ohio since its founding in 1929, Battelle serves the national security, health and life sciences, and energy and environmental industries. For more information, visit www.battelle.org.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to collaborative research partnerships. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Logo: Battelle (CNW Group/Canopy Growth Corporation)

SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Contact Battelle: Katy Delaney, 614-424-7208, delaneyk@battelle.org; T.R. Massey, 614-424-5544, masseytr@battelle.org; Contact Canopy Growth Corporation: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 27-NOV-18